Exhibit 99.1

i-80 Gold Discovers Additional High-Grade Mineralization at Ruby Hill

New Target Returns 12.3% Zinc over 39.6 meters

RENO, Nev., Dec. 19, 2022 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to report the discovery of high-grade zinc mineralization from the first hole drilled to test the "Hilltop Corridor" at the Company's 100%-owned Ruby Hill Property ("Ruby Hill" or "the Property") located in Eureka County, Nevada.

In addition to work completed on gold targets, including the Ruby Deeps deposit, the Company is drill testing multiple target areas for the potential to host polymetallic and base metal mineralization. This program has yielded substantial success with three new discoveries having been made in the first dozen holes drilled. In addition to this new intercept within the Hilltop Corridor "South Blackjack" target, i-80 has announced the recent discoveries of high-grade, polymetallic CRD (Carbonate Replacement Deposit) mineralization in the Upper and Lower Hilltop Zones. The first hole testing the Hilltop Corridor (iRH22-61) intersected high-grade mineralization grading 12.3% Zinc over 39.6 metres (See Figure 1 & 2).

This intercept is located approximately 300 metres southeast of the Upper Hilltop Zone where recent drilling has returned high-grade mineralization including intercepts of:

Hole	Length	Ag	Pb	Zn	Au
	(m)	(g/t)	( %)	( %)	(g/t)

iRH22-43	28.3	515.3	28.9	10.5	0.9

iRH22-53	18.3	631.3	33.0	7.4	1.9

iRH22-55	10.0	908.7	15.7	1.1	60.2

(See press releases dated August 30th, 2022 and November 14th, 2022) The new intercept in the South Blackjack target is located approximately 450 metres to the south of the Blackjack deposit in an area where no previous drilling has been completed (see Figure 1).

Hilltop Corridor

The Hilltop Corridor is an alluvial covered, structural trend, spanning several kilometres from the Archimedes pit to the nearby FAD deposit being drilled by Paycore Minerals and is believed to be host to multiple feeder fault structures (see Figure 1). This corridor is largely untested by previous drilling owing to the alluvial cover. Hole iRH22-61 is the first hole drilled to test this target, successfully intersecting high-grade zinc mineralization in the interpreted southern projection of the East Archimedes fault structure along the Graveyard Flats stock margin that returned an impressive interval of 12.3 % Zn over 39.6 m.

This discovery is located approximately 450 metres south of known mineralization in the Blackjack (skarn) deposit that is currently being drilled by i-80 and located immediately below the Archimedes pit. This new mineralized intercept is believed to represent either the southern strike extension of the Blackjack deposit or a new zone of skarn mineralization proximal to the Graveyard Flats intrusive complex. If it is the strike extension of the Blackjack deposit, it would increase the strike length of known mineralization from approximated 150 metres to a minimum of 600 metres. Drilling is currently underway at Blackjack and additional drilling will be completed in the vicinity of iRH22-61. This target area remains open in all directions.

"Our ongoing drill program continues to confirm the substantial upside potential of the Ruby Hill Property with our new discoveries ranking amongst the highest-grade new discoveries being made anywhere in the world", stated Ewan Downie, CEO of i-80. "This property provides i-80 with significant optionality as it is host to oxide gold, sulphide gold, poly-metallic CRD and skarn base metal mineralization. All deposits are located in close proximity to the underground infrastructure being planned in 2023."

Figure 1 – Hilltop Corridor Surface Plan (CNW Group/i-80 Gold Corp)

The Company is planning to add an additional core rig to accelerate the advancement of the multiple mineralized zones within the Hilltop Corridor and also to further test a new gold target recently identified by company geologists.

"We have realized unparalleled success in 2022 exploration campaign at Ruby Hill", stated Tyler Hill, Senior Geologist of i-80. "Significant expansion at Ruby Deeps, new discoveries at Hilltop and now high-grade mineralization in the eastern portion of the Hilltop Corridor have made for an exciting year. All deposits at Ruby Hill remain open for expansion."

Upper and Lower Hilltop Zones

Ongoing drilling is being completed to expand polymetallic CRD mineralization recently discovered at the Hilltop target on the south side of the Archimedes pit (see Figure 1 & 2).  Additional results from Hilltop are expected to be released in the near future.

Results released to-date from drilling in the Upper Hilltop Zone discovery confirm a relatively flat-lying zone of CRD mineralization with multiple high-grade intercepts including 515.3 g/t Ag, 28.9 % Pb, 10.5 % Zn & 0.9 g/t Au over 28.3 m in hole iRH22-43 1.9 g/t Au, 631.3 g/t Ag, 7.4 % Zn & 33.0 % Pb over 18.3 m in hole iRH22-53 and  60.2 g/t Au, 908.7 g/t Ag, 1.1 % Zn & 15.7 % Pb over 10.0 m in hole iRH22-55.  Multiple follow-up holes have been completed at Upper Hilltop and RC and core drilling is ongoing.

The initial hole drilled to test the Lower Hilltop target (iRH22-25) intersected multiple zones of mineralization including 0.1 g/t Au, 238.8 g/t Ag, 11.0 % Zn & 9.0 % Pb over 9.4 m and 0.2 g/t Au, 469.5 g/t Ag, 11.8 % Zn & 18.2 % Pb over 2.1 m. Lower Hilltop mineralization is closely associated with "Bullwhacker sill" below the Archimedes pit and several follow-up holes have been drilled to test this target area with results pending.

The Upper and Lower Hilltop Zones are located approximately 400 metres to the southwest of the Blackjack Zone (see Figure 1), immediately south of the Archimedes pit and proximal to the planned portal that the Company is advancing for construction. All zones remain open for expansion. Mineralization consists of polymetallic carbonate replacement (CRD) in the form of massive and semi-massive sulphide and oxide mineralization containing high-grade precious metals and base metals.

The Eureka (Ruby Hill) Mining District has a prolific history of high-grade polymetallic CRD production that began in the 1860's and spanned a period of more than one hundred years. Historic mined grades rank amongst the highest for any CRD district in the world. Since the 1960's, the CRD potential of the Eureka District has been largely overlooked in favour of exploration for Carlin-type gold deposits and the Company considers the opportunity to be substantial.

In addition to drilling, geophysical surveys have been completed over the discovery area, including downhole electromagnetic (EM) and surface and induced polarization (IP) surveys, in an effort to identify additional massive sulfide targets. Early interpretation of the IP survey and the results from an earlier completed Titan MT survey have identified several untested, large-scale, anomalies within the Hilltop Corridor that will be the targets of future drilling at Ruby Hill.

Figure 2 – Cross Section Hilltop Target (CNW Group/i-80 Gold Corp)

Table 1 – Highlight New Assay Results from Ruby Hill

Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
iRH22-61	Hilltop Corridor	RC	399.3	438.9	39.6	-	-	-	12.3
including	Hilltop Upper	RC	405.4	432.8	27.4	-	-	-	14.5
True widths are estimated at 80-95% for the Lower Hilltop zone. True width for the Hilltop Corridor is currently unknown.

UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
UTM NAD83 Zone 11	iRH22-61	587520	4375179	1994	105	-55

The Ruby Hill Property is one of the Company's primary assets and is host to the core processing infrastructure within the Eureka District of the Battle Mountain-Eureka Trend including an idle leach plant, an active heap leach facility, and is host to multiple gold, gold-silver and polymetallic (base metal) deposits.

Cretaceous age mineralization in the Eureka district is comprised of skarn (Blackjack), CRD (Hilltop/historic mines), and distal disseminated Au-Ag mineralization (Mineral Point). However, the magmatic source of the mineralizing fluids remains elusive. Recent analysis of geophysical surveys has delineated a large-scale, deep-seated, magnetic anomaly and associated magnetotelluric conductor below the western portion of the Archimedes pit on the Ruby Hill Property that is also associated with a large metamorphic halo distinct from that at the Blackjack skarn. This geophysical anomaly has never been tested with drilling and will become a primary target for the company in 2023.

Infill and step-out drilling was also completed in 2022 in the Ruby Deeps (Carlin-type) gold deposit to aide in the advancement of the Company's plan to develop an underground mine at Ruby Hill with mineralization accessed via a ramp from the Archimedes open pit. Work is now progressing for the completion of updated mineral resource estimates (gold and polymetallic zones) and an initial economic study for the gold zones (only). The current program at Ruby Hill is one of several drill programs on i-80 projects in 2022 that are collectively expected to comprise more than 70,000 metres.

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analysed using Au-AA23 (Au; 30g fire assay; ALS) and ME-ICP61a (33 element suite; 0.4g Four Acid/ICP-AES; ALS). Overlimit samples of Ag, Pb, and Zn are analyzed by ore-grade methods comprising HF-HNO3-HClO4 Digest, HCl leach and ICP-AES. Additional samples overlimit ore-grade methods are analyzed by acid dissolution and titration. ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards (gold and polymetallic), duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Senior Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facility that includes an autoclave.

www.i80gold.com

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Ruby Hill and the potential of the Ruby Hill project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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For further information: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - Executive Vice-President; 1.866.525.6450, Info@i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 19-DEC-22